Willis Towers Watson Public Limited Company c/o Willis Group Limited 51 Lime Street London EC3M 7DQ, England

July 27, 2023

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Willis Towers Watson Public Limited Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the period ended June 30, 2023, which was filed with the U.S. Securities and Exchange Commission on July 27, 2023. This disclosure can be found on page 48 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Respectfully submitted,

WILLIS TOWERS WATSON PUBLIC LIMITED COMPANY

/s/ Matthew Furman

Matthew Furman

General Counsel

(Duly Authorized Officer)